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                                                                     EXHIBIT 3.1

                           ARTICLES OF INCORPORATION

                                       OF

                              ROCKDALE GROUP, INC.


                                      I.

         The name of the Corporation is Rockdale Group, Inc.

                                     II.

         The authorized capital stock of the Corporation shall consist of 10,000 shares of voting common stock.

                                     III.

         The street address of the initial registered office of the Corporation is Suite 1800, East Tower, Atlanta Financial Center, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326, located in Fulton County. The initial registered agent of the Corporation at such office is Robert C. Schwartz.

                                     IV.

         The mailing address of the initial principal office of the Corporation is Suite 1800, East Tower, Atlanta Financial Center, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326.

                                      V.

         The name and address of the Incorporator of the Corporation are:


       NAME                                          ADDRESS
       ----                                          -------
       Robert C. Schwartz                            Suite 1800, East Tower
                                                     Atlanta Financial Center
                                                     3343 Peachtree Road, N.E.
                                                     Atlanta, Georgia  30326


       No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director; provided, however, that





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to the extent required by applicable law, this Article shall not eliminate or limit the liability of a director (i) for any appropriation, in violation of his duties, of any business opportunity of the Corporation, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law,
(iii) for the types of liability set forth in Section 14-2-832 of the Georgia Business Corporation Code, or (iv) for any transaction from which the director derived an improper personal benefit. If applicable law is amended to authorize corporate action further eliminating or limiting the liability of directors, then the liability of each director of the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law, as amended. Neither the amendment or repeal of this Article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any acts or omissions occurring prior to such amendment, repeal or adoption of an inconsistent provision.

                                     VI.

       In discharging the duties of their respective positions and in determining what is believed to be in the best interests of the Corporation, the board of directors, committees of the board of directors, and individual directors, in addition to considering the effects of any action on the Corporation or its shareholders, may consider the interests of the employees, customers, suppliers, and creditors of the Corporation and its subsidiaries, the communities in which offices or other establishments of the Corporation and its subsidiaries are located, and all other factors such directors consider pertinent; provided, however, that this Article shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide to any constituency any right to be considered.





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       IN WITNESS WHEREOF, the undersigned has executed these Articles of
Incorporation on February 13, 1997.




                                        /s/ Robert C. Schwartz
                                        ----------------------------------------
                                        Incorporator





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